1115 Broadway New York, NY 10010  (212) 798-4700

January 8, 2010

VIA EDGAR AND FEDERAL EXPRESS
Mr. John Reynolds, Assistant Director
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC  20549

Re:	Frederick’s of Hollywood Group Inc.
Form 10-K for Fiscal Year Ended July 25, 2009
Filed October 23, 2009
File No. 1-05893

Registration Statement on Form S-3
Filed November 25, 2009
File No. 333-163344

Registration Statement on Form S-3
Filed November 25, 2009
File No. 333-163345

Dear Mr. Reynolds:

Frederick’s of Hollywood Group Inc. (“Company”) hereby submits its response to the Staff’s comment letter, dated December 3, 2009, relating to the above-captioned Form 10-K, and the Staff’s comment letters, each dated December 4, 2009, relating to the above-captioned Registration Statements.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.  When used in the responses contained in the letter, the “Company,” “we,” “us” and “our” refer to Frederick’s of Hollywood Group Inc.

Form 10-K for the Fiscal Year Ended July 25, 2009

Item 8.  Financial Statements and Supplementary Data, page 36

Notes to consolidated financial Statements, page 44

Securities and Exchange Commission
January 8, 2010

2.  Summary of Significant Accounting Policies, page 46

Fair Value of Financial Instruments, page 48

1.
We note your disclosure that it is not practicable to estimate the fair value of long-term debt and preferred stock owed to a principal shareholder as a result of the related-party nature.  Please further explain to us why you believe that it is not practicable to estimate the fair values for these related party financial instruments.  Refer to paragraph 15 of SFAS 107.

We note the comment and supplementally advise the Staff that the Company did not estimate the fair value of its long term debt and preferred stock that is owed to a principal shareholder because (i) these related party instruments are not traded and, therefore, no quoted market prices exist upon which to base an estimate of fair value and (ii) there are no readily determinable similar instruments on which to base an estimate of fair value.  In addition, the Company believes that the long term relationship that it has developed and maintained with the principal shareholder and the accommodations that the Company has received from this principal shareholder are factors that also contribute to the impracticality in estimating fair value.  Based on the foregoing, the Company believes that developing a valuation model to estimate fair value is not practicable and no computation of fair value has been determined or disclosed.  The Company will revise the disclosure in future filings to explain why it is not practicable to estimate the fair value of these related party instruments.

9.   Long-Term Debt – Related Party, page 59

2.
We note your disclosure that the Tranche C loan contains certain restrictive financial covenants, including, among others, limitations on capital expenditures and financial covenants as contained in the Old Facility, is secured by substantially all of the Company’s assets and is second in priority to the revolving line of credit lender.  Please tell us all of the restrictive covenants (e.g. restrictions on dividends, additional indebtedness, redemptions or repurchases of outstanding equity, sale of assets, any other uses of cash, obligations to maintain minimum working capital, or mandatory repayments of a percentage of excess cash flow) that you are subject to on your long-term debt.  In future filings, disclose all of the restrictive covenants, and state whether you were in compliance with them.  Provide us with the text of your proposed disclosure to be included in future filings.

We note the comment and supplementally advise the Staff that the term loan agreement, as amended (“Term Loan Agreement”), which governs the terms of the Tranche C loan, contains covenants that mirror those of the Company’s senior revolving credit facility with Wells Fargo (the “Facility”), which ranks senior in priority to the Tranche C loan.  The revolving credit facility between FOH Holdings and Wells Fargo (the “Old Facility”), which was amended by the Facility upon consummation of the Merger, contained certain financial covenants, such as fixed charge coverage and overall debt ratios.  As amended, the Facility only requires that the Company and its subsidiaries (collectively, the “borrowers”) maintain specified minimum availability reserves.

Securities and Exchange Commission
January 8, 2010

The Tranche C loan contains customary representations and warranties, affirmative and restrictive covenants and events of default, which are substantially similar to, and are no more restrictive than, those contained in the Facility.  These restrictive covenants limit the borrowers’ ability to create certain liens, make certain types of borrowings and investments, liquidate or dissolve, engage in mergers, consolidations, significant asset sales and affiliate transactions, dispose of inventory, incur certain lease obligations, make capital expenditures, pay dividends, redeem or repurchase outstanding equity and issue capital stock.

In future filings, the Company will revise the disclosure in this Footnote regarding the restrictive covenants contained in the Facility and the Tranche C Loan as follows:

Disclosure for Facility:  “The Facility contains customary representations and warranties, affirmative and restrictive covenants and events of default.  The restrictive covenants limit the borrowers’ ability to create certain liens, make certain types of borrowings and investments, liquidate or dissolve, engage in mergers, consolidations, significant asset sales and affiliate transactions, dispose of inventory, incur certain lease obligations, make capital expenditures, pay dividends, redeem or repurchase outstanding equity and issue capital stock.  In lieu of financial covenants, fixed charge coverage and overall debt ratios, the borrowers also are required to maintain specified minimum availability reserves.  At _____________, the borrowers were in compliance with the Facility’s covenants and minimum availability reserve requirements.”

Disclosure for Tranche C Loan:  “The Tranche C loan is secured by substantially all of the Company’s assets and is second in priority to the Facility.  The Tranche C loan contains customary representations and warranties, affirmative and restrictive covenants and events of default substantially similar to, and no more restrictive than, those contained in the Facility as described above.  At _________, the borrowers were in compliance with the covenants contained in the Tranche C loan.”

12.  Shared-Based Compensation, page 61

Stock Options, page 61

3.
We note the 574,260 stock options cancelled during the fiscal year ended July 25, 2009.  Please tell us if these cancellations were accompanied by the concurrent grant(s) of (or offer to grant) replacement award(s) or other valuable consideration (i.e. modification), or cancellations without the concurrent grant(s) of replacement award(s) (i.e. repurchase for no consideration).  Refer to paragraphs 55-57 of SFAS 123R.  Also tell us the total resulting incremental compensation cost or any previously unrecognized compensation costs recognized at the cancellation date, if any, and how you considered the minimum disclosure requirements of paragraph A240(g)(2) of SFAS 123R, as applicable, for any material incremental compensation costs resulting from modifications.

Securities and Exchange Commission
January 8, 2010

We note the comment and supplementally advise the Staff that during the fiscal year ended July 25, 2009, of the 574,260 total stock options noted, 481,760 stock options were forfeited as a result of employee terminations and 92,500 stock options expired at the end of the life of the stock option.  None of the cancelled stock options were accompanied by the concurrent grant or offer to grant a replacement award or other consideration.  Therefore, there is no incremental compensation cost or any previously unrecognized compensation costs recognized. In future filings, the Company will identify the status of these canceled stock options as either forfeited or expired.

4.
We note that prior to the Merger, FOH Holdings accounted for its stock options based on a value calculated using the historical volatility of comparable companies that were publicly listed instead of the expected volatility of FOH Holdings stock price.  Please tell us how you now determine the expected volatility of stock options subsequent to the Merger, and provide a description of the method used to estimate expected volatility in future filings pursuant to paragraph A240(e)(2)(b) of SFAS 123R.  Provide us with the text of your proposed disclosure to be included in future filings.

We note the comment and supplementally advise the Staff that the Company determines the expected volatility of stock options granted as of and subsequent to the Merger by using a combination of the historical volatility of the Company’s publicly listed common stock price both prior and subsequent to the Merger.

In future filings, the Company will revise the disclosure in this Footnote as follows:

“Prior to the Merger, FOH Holdings could not reasonably estimate the fair value of its stock options because, as a privately-held company without publicly listed common stock, it was not practicable to estimate the expected volatility of its common stock.  Accordingly, FOH Holdings accounted for its stock options based on a value calculated using the historical volatility of the common stock price of publicly listed comparable companies.  With respect to stock options granted as of and subsequent to the Merger, the Company determines the expected volatility by using a combination of the historical volatility of the Company’s publicly listed common stock price both prior and subsequent to the Merger.”

Restricted Shares and Share Grants, page 63

5.
We note on page 18 that an aggregate of 223,604 shares of common stock have been issued to non-employee directors under the 2000 Performance Equity Plan, as of July 25, 2009.  In future filings, please provide the minimum disclosure requirements of paragraph A240 of SFAS 123R for the shares of common stock issued to non-employee directors for each year in which an income statement is provided, as applicable, or tell us where you have disclosed this information in your footnote.  Refer to the illustration of disclosures in paragraph A241 for additional guidance.  Provide us with the text of your proposed disclosure to be included in future filings.

Securities and Exchange Commission
January 8, 2010

We note the comment and supplementally advise the Staff that the Company’s Non-Employee Director Compensation Plan, which became effective on January 1, 2005 and was filed as Exhibit 10.13 to the Company’s Form 8-K dated December 6, 2004, provides that each non-employee director may elect to receive his or her annual stipend and meeting fees in cash and/or shares of the Company’s common stock under the 2000 Performance Equity Plan in such proportion as is determined by each non-employee director.  If a non-employee director elects to be paid in common stock, either in full or in part, the number of shares of common stock to be issued is determined by dividing the dollar amount of the stipend and meeting fees earned during the quarter (or a percentage thereof, if the non-employee director elects to receive stock payment in part) by the last sale price of the Company’s common stock on the last trading day of each calendar quarter in which the fees were earned.  For the fiscal years ended July 25, 2009 and July 26, 2008, the Company issued 118,813 and 6,801 shares of common stock under the 2000 Performance Equity Plan to non-employee directors, respectively.  Since the inception of the Non-Employee Director Compensation Plan, the Company has issued an aggregate of 223,604 shares of common stock to non-employee directors.

In future filings, the Company will revise the disclosure in this Footnote as follows:

“During the years ended July 25, 2009 and July 26, 2008, in accordance with the terms of the Company’s Non-Employee Director Compensation Plan, the Company issued 118,813 and 6,801 shares of common stock, respectively, under the 2000 Performance Equity Plan to non-employee directors.  The Non-Employee Director Compensation Plan provides that each non-employee director may elect to receive his or her annual stipend and meeting fees in cash and/or shares of common stock under the 2000 Performance Equity Plan in such proportion as is determined by each non-employee director.  If a non-employee director elects to be paid in common stock, either in full or in part, the number of shares of common stock to be issued is determined by dividing the dollar amount of the stipend and meeting fees earned during the quarter (or a percentage thereof, if the non-employee director elects to receive stock payment in part) by the last sale price of the Company’s common stock on the last trading day of each calendar quarter in which the fees were earned.”

15.  Net Loss Per Share, page 65

6.
We note your disclosure that there were 27,000 and 239,000 potentially dilutive shares that were not included in the computation of diluted net loss per share for the years ended July 25, 2009 and July 26, 2008, respectively, since their effect would be anti-dilutive.  Please explain to us what instruments comprise the 27,000 and 239,000 potentially dilutive shares.  Also tell us how you considered the potential dilutive effect of all outstanding warrants, share-based payment arrangements, and convertible preferred stock in determining the number of potentially dilutive shares that were not included in the computation of diluted net loss per share pursuant to SFAS 128.

Securities and Exchange Commission
January 8, 2010

We note the comment and supplementally advise the Staff that the instruments comprising the 27,000 and 239,000 potentially dilutive shares that were not included in the computation of diluted net loss per share for the years ended July 25, 2009 and July 26, 2008, respectively, since their effect would be anti-dilutive, were stock options with an exercise price that was lower than the average market price of the Company’s common stock during the respective periods.

For the years ended July 25, 2009 and July 26, 2008, there were 1,850,000 and 489,000 shares of common stock issuable upon exercise of stock options, respectively, 597,000 shares of common stock issuable upon exercise of warrants and 1,512,000 shares of common stock issuable upon conversion of the Company’s Series A preferred stock that also were not included in the computation of diluted net loss per share since the respective exercise and conversion prices of these instruments exceeded the average market price of the common stock during the respective periods.  The Company will revise the disclosure in this Footnote in future filings to explain all other shares not included in the computation of diluted net loss per share.

Exhibits

7.
We note that the Amended and Restated Financing Agreement dated January 28, 2008 does not appear to include all of the schedules and exhibits to the agreement.  We also note that you filed Amendment No. 3 to the Term Loan Agreement dated January 28, 2008, but you do not appear to have included the schedules to Amendment 3 or filed the initial Term Loan Agreement and subsequent amendments, which appear to be material to understanding this debt agreement.  Please file these agreements in their entirety and with all attachments as required by Item 601(b)(10) of Regulation S-K, or advise.

The Company confirms that the following documents will be filed with its next periodic report:

•	the Amended and Restated Financing Agreement, dated as of January 28, 2008, including all schedules and exhibits;

•
the Term Loan Agreement, dated as of June 30, 2005, Amendment No. 1 to the Term Loan Agreement, dated as of July 20, 2005 and Amendment No. 2 to the Term Loan Agreement, dated as of November 23, 2005.  When the Term Loan Agreement was executed in July 2005, the parties to the Term Loan Agreement waived preparation and attachment of the annexes, schedules and exhibits thereto.  Accordingly, the Company is unable to include them with the filing of the Term Loan Agreement as they have never been prepared or exchanged; and

•	Amendment No. 3 to the Term Loan Agreement, including all schedules.

Securities and Exchange Commission
January 8, 2010

Registration Statements on Form S-3

General

1.
We note that the staff of the Division of Corporation Finance currently has outstanding comments relating to the company’s Form 10-K for the fiscal year ended July 25, 2009.  All comments relating to the staff’s open review of the company’s filing will need to be resolved before effectiveness of the registration statement.

We note the comment and acknowledge that all comments relating to the Staff’s open review of the Company’s Form 10-K will need to be resolved before effectiveness of the registration statements.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (212) 798-4892 (phone), (212) 798-4893 (facsimile) or marcif@fohgroup.com.

Very truly yours,

/s/ Marci J. Frankenthaler

Marci J. Frankenthaler
General Counsel

cc:	Thomas J. Lynch
Thomas Rende
Cindy Rosenberg
David Alan Miller, Esq.
Jeffrey Gallant, Esq.